                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                             Optek Technology, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    68381510
                                 (CUSIP Number)

                               John M. Allen, Jr.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                September 2, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g),
check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       (Continued on the following pages)

CUSIP No. 68381510                      13D                    Page 2 of 9 Pages

-------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                                                         BERU Aktiengesellschaft
         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON                                                                  Not applicable

-------------------------------------------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                   (a) [ ]
                                                                                                            (b) [ ]

-------------------------------------------------------------------------------------------------------------------

3        SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------

4        SOURCE OF FUNDS
                                                                                                                 WC

-------------------------------------------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                                                                  [ ]

-------------------------------------------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                            Germany
-------------------------------------------------------------------------------------------------------------------

                           7        SOLE VOTING POWER
 NUMBER OF                                                                                                  540,000
   SHARES                  ----------------------------------------------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
  OWNED BY
    EACH                                                                                                          0
                           ----------------------------------------------------------------------------------------
  REPORTING                9        SOLE DISPOSITIVE POWER
   PERSON                                                                                                   540,000
    WITH                   ----------------------------------------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                                                                                                  0
-------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                            540,000

-------------------------------------------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                                                                 [ ]
-------------------------------------------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                               7.0%

-------------------------------------------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON
                                                                                                                 CO

-------------------------------------------------------------------------------------------------------------------

CUSIP No. 68381510                      13D                    Page 3 of 9 Pages



                            Statement on Schedule 13D

Item 1.           Security and Issuer.

                  This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Optek Technology, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 1215 West Crosby Road, Carrollton, Texas 75006.

Item 2.           Identity and Background.

                  (a) The name of the entity filing this statement is BERU Aktiengesellschaft, a corporation entered in the Commercial Register of the local court in Ludwigsburg, Germany ("BERU").

                  (b) BERU's business address is Moerikestrasse 155, 71636 Ludwigsburg, Germany.

                  (c) BERU manufactures and sells glow plugs, and other electrical, electronic and mechanical components, as well as components of all kinds and is a leader in the development, production and distribution of automotive high quality cold-start systems for diesel engines as well as ignition technology products for petrol engines used in automobiles, commercial vehicles and other stationary engines.

                  (d) BERU has not been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) BERU has not been during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation in respect to such laws.

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CUSIP No. 68381510                      13D                    Page 4 of 9 Pages



                  Officers and Directors and Controlling Persons of BERU:

                  Appendix A sets forth the name, principal occupation, business address and citizenship of each executive officer and director and controlling person of BERU.

                  To the best knowledge of BERU, during the last five years none of the persons listed on Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding as to any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  In a series of private transactions, BERU purchased from Baden-Wuerttembergische Bank Aktiengesellschaft ("BW Bank") an aggregate of 540,000 shares of the Common Stock of the Issuer for cash consideration totalling $10,581,385.00, which funds were provided by available cash on hand. BW Bank had acquired the securities in the open market transactions listed below, with the understanding that the shares would be for the account of BERU and would be transferred to BERU in due course upon payment to BW Bank of the purchase price equal to the price paid by BW Bank to acquire such shares and related carrying costs:


Date of Purchase                Number of Shares               Price Per Share
----------------                ----------------               ---------------
June 28, 1998                        10,000                       $  18.625
July 2, 1998                         60,000                       $   19.25
July 6, 1998                         50,000                       $  19.375
July 21, 1998                         5,000                       $   19.50
July 22, 1998                        65,000                       $   19.50
July 23, 1998                         5,000                       $   19.50
July 27, 1998                         5,000                       $   19.50
July 28, 1998                        65,000                       $   19.50

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CUSIP No. 68381510                     13D                     Page 5 of 9 Pages


August 4, 1998                       30,000                       $   19.50
August 5, 1998                       20,000                       $   19.50
August 5, 1998                       15,000                       $   19.50
August 7, 1998                        7,500                       $   19.50
August 11, 1998                       7,500                       $   19.50
August 21, 1998                       5,000                       $   21.50
August 24, 1998                       7,500                       $  21.375
August 25, 1998                      10,000                       $  20.125
August 26, 1998                       7,500                       $  21.375
August 27, 1998                      15,000                       $20.91675
September 2, 1998                    65,000                       $ 18.8077
September 3, 1998                    55,000                       $ 18.9943
September 4, 1998                    10,000                       $   19.00
September 9, 1998                     5,000                       $   19.00
September 10, 1998                   10,000                       $   19.00
September 11, 1998                   10,000                       $   19.00

Also, see Item 5(c) below.

Item 4.           Purpose of Transaction.

                  BERU acquired the Common Stock reported herein for investment purposes.

                  (a) BERU may, depending on market conditions, acquire additional Common Stock of the Issuer, or may sell all or part of its holdings of Issuer's Common Stock, in the open market or in privately negotiated transactions.

                  Except as described herein, BERU has no present plans or proposals which relate to or would result in any of the events referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D.
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CUSIP No. 68381510                     13D                     Page 6 of 9 Pages


Item 5.           Interest in Securities of the Company.

                  (a) Reference is made to rows (11) and (13) of the cover page. The calculation of BERU's ownership percentage is based on 7,706,574 shares of Issuer's Common Stock being outstanding as of May 20, 1998, as reported by Issuer on Form 10-Q for the fiscal quarter ended May 1, 1998, filed on June 18, 1998.

                  (b) Reference is made to rows (7) through (10) of the cover page.

                  (c) BERU acquired shares of Common Stock of the Issuer from BW Bank in the following private transactions:


Date of Purchase                Number of Shares               Price per Share
----------------                ----------------               ---------------
July 6, 1998                         10,000                       $  18.625
July 6, 1998                         60,000                       $   19.25
July 18, 1998                        50,000                       $  19.375
July 24, 1998                        75,000                       $   19.50
August 4, 1998                       65,000                       $   19.50
August 12, 1998                      80,000                       $   19.50
August 31, 1998                      45,000                       $20.95934
September 2, 1998                    65,000                       $ 18.8077
September 3, 1998                    55,000                       $ 18.9943
September 4, 1998                    10,000                       $   19.00
September 9, 1998                     5,000                       $   19.00
September 10, 1998                   10,000                       $   19.00
September 11, 1998                   10,000                       $   19.00


Also, see Item 3 above.

                  (d) None.
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CUSIP No. 68381510                     13D                     Page 7 of 9 Pages


                  (e) Not applicable.

Item 6.           Contract Arrangements, Understandings or Relationships With
                  Respect to Securities of the Company            .

                  See Item 3 above.

Item 7.           Materials to be Filed as Exhibits.

                  None.
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CUSIP No. 68381510                     13D                     Page 8 of 9 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated: September 11, 1998

                                    BERU Aktiengesellschaft



                                    By: /s/ Ulrich Ruetz
                                        ----------------------------------
                                        Name: Ulrich Ruetz
                                        Title: Chairman and
                                               Chief Executive Officer

CUSIP No. 68381510                     13D                     Page 9 of 9 Pages


                                   APPENDIX A

          EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING PERSONS OF BERU

                  The principal business address of each of the persons listed below is c/o BERU Aktiengesellschaft, Moerikestrasse 155, 71636 Ludwigsburg, Germany.

                  All persons listed below are citizens of Germany.


Title                                 Name                       Occupation
-----                                 ----                       ----------
Member of Management                  Ulrich Ruetz               Engineer
Board, Chairman and
Chief Executive Officer

Member of Management                  Bernhard Herzig            Engineer
Board

Member Supervisory                    Wolfram Ruprecht           Engineer
Board

Member Supervisory                    Professor Erich            Engineer
Board                                 Killinger

Member Supervisory                    Dr. Gerhard Wacker         Economist
Board

Member Supervisory                    Winfried Witte             Engineer
Board

Member Supervisory                    Marina Cee                 Administrative
Board                                                            Assistant

Member Supervisory                    Wolfgang Zorr              Electrician
Board